Exhibit 99.1

NOTICE TO THE MARKET

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE) 29.3.0001633-1

Suzano Papel e Celulose S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), hereby informs that, on the date hereof, through the Empresas.NET System, it resubmitted the Absentee Ballot pertaining to the Annual General Meeting of Company to be held on April 18, 2019 in order to include a specific item related to the possibility of instating the Audit Board of Company in accordance with article 161 of Law No. 6,404/1976.

The resubmission above mentioned is intended to comply with the express request of the Brazilian Securities and Exchange Commission (CVM) in this sense, pursuant to Official Letter No. 87/2019/CVM/SEP/GEA-2, dated as of March 20, 2019, in view of the Company’s management proposal to the Extraordinary General Meeting of April 1, 2019, for promoting the change in the operating regime of the Audit Board from permanent to non-permanent.

São Paulo, March 21, 2019

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer